[redacted]

SECU 09055358 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121-E Reynolda Village
(No. and Street)

Winston-Salem (City) North Carolina (State) 27106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Marshall (336)761-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butler + Burke, LLP, CPA's
(Name – *if individual, state last, first, middle name*)

100 Club Oaks Court, Suite A (Address) Winston-Salem, (City) North Carolina (State) 27104 (Zip Code)

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 12 2009
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William F. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Winston Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Notary Public, North Carolina
COUNTY OF YADKIN
JAN C. WILSON
My Commission Expires 02-06-09

William F. Marshall
Signature

PRESIDENT
Title

Jan C. Wilson
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: First Winston Securities, Inc. [13]

SEC FILE NO.: 8-38999 [14]

FIRM I.D. NO.: 21538 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

121-E Reynolda Village [20]
(No. and Street)

Winston-Salem [21] North Carolina [22] 27106 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]

AND ENDING (MM/DD/YY): 12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Marshall [30]

(Area Code) — Telephone No.

(336) 761-1900 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

SEC
Mail Processing
Section
FEB 12 2009
Washington, DC
101

Dated the 31 day of JAN 2009

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Butler + Burke, LLP, CPA's [70]

ADDRESS

Number and Street	City	State	Zip Code
100 Club Oaks Court Suite A [71]	Winston-Salem [72]	North Carolina [73]	27104 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 30, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	N 2	100
[1] First Winston Securities, Inc.		

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/08 [99]

SEC FILE NO. 8-38999 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	[2] $ 101,516	200			$ 101,516	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other	[3]	270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550	[7]	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	[4] ( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360	[6]	605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations	2,180,519	390				
D. Corporate obligations	[5]	400				

OMIT PENNIES

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants .... [9]		$ 37,065	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Sport commodities			430			$ 2,217,584	850
8. Securities owned not readily marketable:							
A. At Cost ..... [8] $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost ..... $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities .. $	150						
B. Other .... $	160 [10]		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities .. $	170						
B. Other .... $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value .... $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value		[12]			660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670 [14]		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	9,973	680	9,973	920
15. Other Assets:							
A. Dividends and interest receivable		33,894	500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous .... [11]			530		720	33,894	930
16. TOTAL ASSETS		$ 2,352,994	540 [13]	$ 9,973	740	$ 2,362,967	940

OMIT PENNIES

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **First Winston Securities, Inc.** as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$ 1,127,000	1250	$ 1,127,000	1470
18. Securities sold under repurchase agrement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			▼21	1510
2. Other	▼16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	▼19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other:		1110		1320		1570
20. Payable to customers:						
A. Securities accounts-including free credits of ▼15 $ [950]		1120			▼22	1580
B. Commodities accounts	▼17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	8,921	1170			8,921	1640
C. Income taxes payable		1180			▼23	1650
D. Deferred income taxes			▼20	1370		1660
E. Acrued expenses and other liabilities		1190				1670
F. Other	▼18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/08

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

		A.I. Liabilities*	Non-A.I. Liabilities*	Total
Liabilities				
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borowings, at market value from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements			[1420]	27 [1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ 8,921 [1230]	$ 1,127,000 [1450]	$ 1,135,921 [1760]
Ownership Equity				
27. Sole Proprietorship				$ [1770]
28. Partnership-limited partners		$ [1020]		$ [1780]
29. Corporation:				
A. Preferred stock				[1791]
B. Common stock				28 270,886 [1792]
C. Additional paid-in capital				[1793]
D. Retained earnings				956,160 [1794]
E. Total				1,227,046 [1795]
F. Less capital stock in treasury				( ) [1796]
30. TOTAL OWNERSHIP EQUITY				$ 1,227,046 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY				$ 2,362,967 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

See accompanying notes to financial statements.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER: First Winston Securities, Inc.

For the period (MMDDYY) from 01/01/08 [3932] to 12/31/08 [3933]

Number of months included in this statement: 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions			3938
d. All other securities commissions			3939
e. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities		1,475,173	3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)		1,475,173	3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	4236		
c. Total realized and unrealized gains (loses)			3952
4. Profits or (losses) from underwriting and selling groups		22,377	3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares			3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue		76,032	3995
12. Total revenue		$ 1,573,582	4030
EXPENSES			
13. Registered representative's compensation		$ 947,395	4110
14. Clerical and administrative employees' expenses		86,000	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers		156,000	4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)		13,168	4135
19. Communications		67,952	4060
20. Occupancy and equipment costs		49,647	4080
21. Promotional costs			4150
22. Interest expense		23,434	4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)		3,743	4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		3,696	4195
27. Other expenses		113,594	4100
28. Total expenses		$ 1,464,629	4200
NET INCOME			
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		108,953	4210
30. Provision for Federal income taxes (for parent only)			4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ 108,953	4230
MONTHLY INCOME			
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/08

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners	65 $	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)	66	4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	4860		
C. Other (describe below)		4870		
Total			$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,158,093	4240
A. Net income (loss)			108,953	4250
B. Additions (includes non-conforming capital of	$	4263	68	4260
C. Deductions (includes non-conforming capital of	$ 40,000	4272	40,000	4270
2. Balance, end of period (From item 1800)			$ 1,227,046	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

See accompanying notes to financial statements.

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

OPERATING ACTIVITIES	
Net income	$ 108,953
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,272
(Increase) decrease in operating assets:	
Securities owned, net	(1,070,848)
Interest receivable	(17,614)
Other assets	13,440
Increase (decrease) in operating liabilities:	
Accounts payable	2,907
Net Cash Used in Operating Activities	(961,890)
INVESTING ACTIVITIES	
Capital expenditures	(4,467)
Net Cash Used in Investing Activities	(4,467)
FINANCING ACTIVITIES	
Borrowing on secured short term bank loans, net of repayments	1,002,000
Dividends paid	(40,000)
Net Cash Provided by Financing Activities	962,000
DECREASE IN CASH	(4,357)
Cash and Cash Equivalents, Beginning	105,873
Cash and Cash Equivalents, Ending	$ 101,516
SUPPLEMENTAL INFORMATION	
Interest paid	$ 21,181

NOTE A: ORGANIZATION AND NATURE OF ACTIVITIES

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions (and related revenues and expenses) are recorded on a settlement date basis, generally the third business day following the trade date.

Securities

Marketable securities owned by the Company are valued at market value. Net unrealized gains and losses are reflected in operations. Securities not readily marketable are valued at fair value as determined by management.

Underwriting Service

Underwriting fees or expenses are recognized when the underwriting is completed and the income or expense is reasonably determinable.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances with credit worthy, high quality financial institutions. Cash balances may, at times, exceed federally insured limits. Management monitors the soundness of these financial institutions and feels the Company's risk is not significant .

Receivables From and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2008:

Office furniture and equipment	$ 71,166
Less: accumulated depreciation and amortization	(61,193)
	$ 9,973

Depreciation expense for the year ended December 31, 2008 was $1,272.

NOTE D: SHORT TERM BANK LOANS

At December 31, 2008, the Company had agreements with a bank to borrow funds of up to $20,000,000 as needed on a secured basis to carry inventory and to cover failed transactions. Interest on these loans is charged at LIBOR plus 2.5% (4.41% at December 31, 2008). At December 31, 2008, the outstanding loan balance of $1,127,000 was fully collateralized by the Company's trading inventory. The agreements with the bank expire on June 30, 2009.

NOTE E: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2008, the Company expected no losses from such open commitments.

NOTE F: LEASES

The Company leases office space under noncancellable operating leases on a month to month basis. Rent expense under all leases was $31,492 in 2008.

NOTE G: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. At December 31, 2008, the Company had net capital of $1,092,110 which exceeded its required net capital of $100,000 and its net capital ratio was .01 to 1.

B U T L E R :: B U R K E
CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXHANGE COMMISSION

We have audited the accompanying financial statements of First Winston Securities, Inc. for the year ended December 31, 2008, and have issued our report thereon dated January 30, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information, as applicable, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 30, 2009

100 CLUB OAKS CT, SUITE A
WINSTON-SALEM, NC 27104
p: 336 768 2310 f: 336 768 8573
WWW.BUTLERANDBURKECPA.COM

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 1,227,046	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			1,227,046	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,227,046	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 9,973	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items [3450]				
	C. Aged short security differences-less reserve of $ [3460] number of items [3470]		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(9,973)	3620
7.	Other additions and/or allowable credits (List)			1,217,073	3630
8.	Net capital before haircuts on securities positions			$	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities committments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations	119,403	3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants	5,560	3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(124,963)	3740
10.	Net Capital			$ 1,092,110	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	600	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	992,110	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	[35] $	1,091,218	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	8,921	3790
17. Add:					
A. Drafts for immediate credit	[34] $	3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19. Total aggregate indebtedness			$	8,921	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)			%	.01	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)			%	.01	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	[36] $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FIRST WINSTON SECURITIES, INC.
AS OF DECEMBER 31, 2008

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION WITH COMPANY'S COMPUTATION (included in Part II of X-17A-5 as of December 31, 2008)

There is no material difference in net capital computed in this report and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2008.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) 46	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days 47		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List). 48		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) 49	$		4480
21. Excess of total credits over total debits (line 11 less line 19)			4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits			4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period			4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities			4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$		4530
26. Date of deposit (MMDDYY)			4540

FREQUENCY OF COMPUTATION

27. Daily 50 [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ______ 4335		4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ ______ 4586
   A. Number of items .... ______ 4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ 4588
   A. Number of items .... 53 ______ 4589

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ 4584 No ______ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **First Winston Securities, Inc.** as of 12/31/08

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/08

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54 [4600]	[4601]	[4602]	$ [4603]	[4604]	[4605]
55 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
56 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
57 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
58 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
59 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
60 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
61 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
62 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
63 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

Total $ 64 [4699*]

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **First Winston Securities, Inc.** as of 12/31/08

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	72 $	4910	74	4920
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes ☐	4930	No ☐	4940
3. Personnel employed at end of reporting period:				
A. Income producing personnel				4950
B. Non-income producing personnel (all other)				4960
C. Total				4970
4. Actual number of tickets executed during current month of reporting period				4980
5. Number of corrected customer confirmations mailed after settlement date				4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	69 [5000]	$ [5010]	[5020] 75	$ [5030]
7. Security suspense accounts	[5040]	$ [5050]	[5060]	$ [5070]
8. Security difference accounts	[5080]	$ [5090]	[5100]	$ [5110]
9. Commodity suspense accounts	[5120]	$ [5130]	[5140]	$ [5150]
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	[5160]	$ [5170]	[5180]	$ [5190]
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	[5200] 71	$ [5210] 73	[5220]	$ [5230]
12. Open transfers over 40 calendar days, not confirmed	[5240]	$ [5250]	[5260]	$ [5270]
13. Transactions in reorganization accounts — over 60 calendar days	70 [5280]	$ [5290]	[5300] 76	$ [5310]
14. Total	[5320]	$ [5330]	[5340]	$ [5350]

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	[5360]	$ [5361]	[5362]
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	[5363]	$ [5364]	[5365]

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	77 $	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of First Winston Securities, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in the accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC'S objectives.

This report in intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Butler & Burke LLP

Winston-Salem, North Carolina
January 30, 2008

END